1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 4, 2013

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)

File Nos. 333-155395, 811-22250

Dear Ms. Miller:

In an October 15, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 62 (“PEA 62”) to the Registrant’s registration statement under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 64 to the Registrant’s registration statement under the Investment Company Act of 1940 (the “1940 Act”), as filed on August 30, 2013. PEA 62 was filed to make changes to: (i) the Actively-Managed Exchange-Traded Funds prospectus of the Registrant and (ii) the Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Capitalized terms used below that are undefined have the same meaning as set forth in PEA 62.

Prospectus

Comment 1: The Build America Bond Exchange-Traded Fund discloses an average portfolio duration within the Fund Summary and a brief description of duration. Include within the Fund Summary an example describing the impact on the Fund’s share price should interest rates rise by one percentage point.

Response: The Characteristics and Risks of Securities and Investment Techniques—Duration section of the prospectus contains an example explaining the effect of an increase in interest rates

Amy Miller November 4, 2013 Page 2

on the price of a fund with a given average duration.1 A shorter stub explanation of duration is also provided within the Fund’s Fund Summary—Principal Investment Strategies section.2 The brief description of duration within the Fund Summary—Principal Investment Strategies section, which is part of the summary prospectus delivered to Fund investors, coupled with the more complete description in the back section of the prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, sufficient explanation of duration.

Comment 2: The Enhanced Short Maturity Exchange-Traded Fund and Global Advantage® Inflation-Linked Bond Exchange-Traded Fund each discloses that the Fund “primarily” invests in investment grade debt securities. If a Fund may invest in debt securities rated below investment grade (“junk bonds”), add disclosure regarding the Fund’s investment in junk bonds.

Response: The Funds may not invest in junk bonds. The Funds “primarily” invest in debt securities, and such debt securities are rated investment grade or are of comparable quality as determined by PIMCO.

Comment 3: The Enhanced Short Maturity Exchange-Traded Fund discloses that the “dollar-weighted average portfolio maturity of the Fund is normally not expected to exceed three years.” Given that the Fund’s average portfolio maturity is expected to be three years or less, please explain why a 3-Month Treasury Bill Index is an appropriate broad-based securities market index for the Fund.

Response: The Registrant respectfully submits that the Citigroup 3-Month Treasury Bill Index is an appropriate measure against which to compare the Fund’s performance. The Citigroup 3-Month Treasury Bill Index is an unmanaged index representing monthly return equivalents of yield averages of the last 3-month Treasury Bill issues. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the Citigroup 3-Month Treasury Bill Index appropriately meets this definition in light of the Fund’s investment objective and principal investment strategies. In particular, we note that while the Fund may have a weighted average

[1]

“By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.”

[2]

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

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maturity of up to three years under normal market conditions, that is not necessarily typical, and as of September 30, 2013, the Fund’s effective maturity and effective duration were each less than one year.

Comment 4: For any Funds that disclose short sales as part of their principal investment strategies, confirm that the expenses of short sales, if any, will be reflected in the Fund’s fee table.

Response: To the extent a Fund incurs expenses relating to dividends paid on short sales, the Fund will reflect such expenses as part of the Fund’s “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure.

Comment 5: The Foreign Currency Strategy Exchange-Traded Fund “invests under normal circumstances at least 80% of its assets in currencies of, or Fixed Income Instruments denominated in the currencies of, foreign (non-U.S.) countries…” Given that the Fund is a foreign currency strategy fund, please explain why the BofA Merrill Lynch 1-3 Year Trade-Weighted Global Government Index, a “global government index,” is an appropriate broad-based securities market index for the Fund.

Response: The Registrant respectfully submits that the BofA Merrill Lynch 1-3 Year Trade-Weighted Global Government Index is an appropriate measure against which to compare the Fund’s performance. As disclosed in the prospectus, the BofA Merrill Lynch 1-3 Year Trade-Weighted Global Government Index tracks the performance of a fixed-weighted blend of select short-dated sovereign indices whose securities are publicly issued and denominated in the issuer’s own domestic market and currency. The weights of constituent markets are re-set on each calendar month-end rebalancing date with the following weights: Canada (9.1%); Euro member countries (57.6%); Japan (13.6%); Sweden (4.2%); Switzerland (3.6%); and the U.K. (11.9%). Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the BofA Merrill Lynch 1-3 Year Trade-Weighted Global Government Index appropriately meets this definition in light of the Fund’s investment objective and 80% investment policy, which is cited by the Staff’s comment. For example, the Fund satisfies its 80% investment policy through exposure to foreign currencies, and such exposure may derive from currency forwards, Fixed Income Instruments denominated in foreign currencies or direct holdings of foreign currencies. In light of these different types of exposure to foreign currencies, the Registrant believes the BofA Merrill Lynch 1-3 Year Trade-Weighted Global Government Index is an appropriate comparative index for the Fund.

Comment 6: The Government Limited Maturity Exchange-Traded Fund invests under normal circumstances at least 80% of its assets in U.S. Government Securities. Please direct the Staff to

Amy Miller November 4, 2013 Page 4

the disclosure stating that a government-sponsored entity’s securities are neither issued nor guaranteed by the U.S. Treasury. See Letter from Paul F. Roye, Director, Division of Investment Management, to the Investment Company Institute (Oct. 17, 2003).

Response: The Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus states “Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury.” Additional disclosure responsive to the Staff’s comment appears throughout the prospectus and SAI. For example, the Characteristics and Risks of Securities and Investment Techniques—U.S. Government Securities section of the prospectus states, in relevant part:

Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Government National Mortgage Association (“GNMA”), a wholly owned U.S. Government corporation, is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA and backed by pools of mortgages insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Government related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Government. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but its participation certificates are not backed by the full faith and credit of the U.S. Government.

Comment 7: The Prime Limited Maturity Exchange-Traded Fund “primarily invests in U.S. dollar-denominated investment grade debt securities, rated A or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality.” Given that “Prime” is used in the Fund’s name, revise this sentence so that the Fund’s investments in debt securities are limited to those rated Aaa, or equivalently rated, or if unrated, determined by PIMCO to be of comparable quality.

Response: We do not believe that the use of the word “Prime” implicates Rule 35d-1 under the 1940 Act or the Staff’s guidance on Rule 35d-1. Further, the fact that a fund maintains a policy to invest 80% of its assets in a certain asset class does not oblige the fund to necessarily reflect that 80% policy in the fund’s name. We note that the Staff appears to be concerned about the interplay between the use of the word “Prime” and the Fund’s 80% investment policy, which notes the

Amy Miller November 4, 2013 Page 5

Fund may invest in investment grade debt securities rated A or higher. We do not believe that the Fund’s name and this policy are in conflict. We are not aware of any common usage of the term “Prime” to refer to the credit quality of debt securities and do not believe that a shareholder would infer anything about the credit quality of the Fund’s portfolio holdings from the use of the term “Prime” in the Fund’s name. For example, we note that Moody’s styles its short-term credit rating categories as Prime-1, Prime-2, Prime-3 or Not Prime, yet the “Not Prime” equivalent on the Moody’s long-term credit ratings scale is Ba and below, which is two full ratings below A, the minimum credit quality of debt securities in which the Fund may invest.

Comment 8: The Short Term Municipal Bond Exchange-Traded Fund discloses that, effective June 3, 2013, the Fund changed its broad-based securities market index from a 1-3 Year Municipal Bond Index to a 1 Year Municipal Bond Index. Given that the Fund discloses its dollar-weighted average portfolio maturity is not expected to exceed three years, please explain why the change in indexes was made. Also, consider switching back to the former index as the Fund’s broad-based securities market index as the Staff believes the former index appears to be more consistent with the Fund’s average portfolio maturity as compared to the current index.

Response: As disclosed in the prospectus, the “Fund’s new broad-based securities market index was selected as its use is more closely aligned with the Fund’s investment philosophy and the universe of securities in which PIMCO invests for purposes of the Fund.” The Registrant respectfully submits that the Barclays 1 Year Municipal Bond Index is an appropriate measure against which to compare the Fund’s performance. The Barclays 1 Year Municipal Bond Index is an unmanaged index comprised of national municipal bond issues having a maturity of at least one year and less than two years. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the Barclays 1 Year Municipal Bond Index appropriately meets this definition in light of the Fund’s investment objective and principal investment strategies. In particular, we note that while the Fund may have a weighted average maturity of up to three years under normal market conditions, that is not necessarily typical, and as of September 30, 2013, the Fund’s effective maturity and effective duration were each 1.3 years or less.

SAI

Comment 9: The SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement (and any similar statements) to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Amy Miller November 4, 2013 Page 6

Response: The Registrant notes that the Staff has previously given this comment to Registrant’s Post-Effective Amendment No. 13, as filed on March 10, 2010, Post-Effective Amendment No. 27, as filed April 20, 2011, Post-Effective Amendment No. 28, as filed June 6, 2011, Post-Effective Amendment No. 32, as filed August 3, 2011 and Post-Effective Amendment No. 46, as filed on June 7, 2012. The Staff has also given this comment to other PIMCO-advised registrants’ post-effective amendments. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 13,3 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011, each Fund has adopted an internal operating policy limiting the Fund’s investment in privately-issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately-issued commercial mortgage-backed securities (“Private CMBS”), each Fund has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 10: The SAI states, “[s]ubject to the Trust’s limitation on concentration as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. Accordingly, the Registrant believes the disclosure is accurate as is.

Comment 11: The SAI states, “Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.” Consider revising this sentence to more clearly indicate that this exclusion only applies to tax-exempt Municipal Bonds.

[3]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 (August 24, 2010).

Amy Miller November 4, 2013 Page 7

Response: The SAI defines “Municipal Bonds” as “securities issued by states, territories, possessions, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states, territories, possessions and multi-state agencies or authorities.” The Commission and the Staff have previously advised that governments and their political subdivisions are not members of any industry.4 Accordingly, the Registrant treats all Municipal Bonds, both tax-exempt and taxable Municipal Bonds, as not subject to the Funds’ concentration policy because Municipal Bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with Commission and Staff guidance on this issue, the Registrant has retained the disclosure as is.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 62 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

[4]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (the Staff “recognize that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”)(emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

Amy Miller November 4, 2013 Page 8

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 4, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 62 to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 30, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick, Dechert LLP

Adam T. Teufel, Dechert LLP

Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC